

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2022

Cyril Lesser
Chief Financial Officer
Forbion European Acquisition Corp.
4001 Kennett Pike, Suite 302
Wilmington, Delaware 19807

> **Re: Forbion European Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed April 14, 2022**
> **Form 10-Q for the quarterly period ended September 30, 2022**
> **Filed November 10, 2022**
> **File No. 001-41148**

Dear Cyril Lesser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Notes to Financial Statements
Note 4 - Private Placement, page F-15

1. We note you have classified the 5,195,000 private placements warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants are redeemable by the Company in all

redemption scenarios and exercisable by the holders on the same basis as the warrants included in the Units sold in the Public Offering."

General

2.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Form 10-Q for the quarterly period ended September 30, 2022

Signatures, page 31

3.   We note that your Form 10-Q filings do not appear to have been signed by your principal financial or chief accounting officer. Please tell us how you have complied with General Instruction G to Form 10-Q or revise your filings to comply.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction